INSERT re merger of PNC Advantage Institutional Treasury MMF 7
19 2018


Effective March 1, 2018 (the "Closing Date"), PNC Advantage Institutional Treasury Money Market Fund ("Merged Fund"), a series of PNC Advantage Funds, was reorganized with and into PNC Treasury Plus Money Market Fund ("Successor Fund"), a newly-created series of PNC Funds, a Delaware statutory trust. Successor Fund has principal investment strategies identical to those of the Merged Fund and is managed by the same investment adviser and portfolio management team as the Merged Fund. In addition, the respective share classes of Successor Fund assumed the performance, financial and other historical information of the Merged Fund. On the Closing Date, each shareholder of the Merged Fund received shares of the corresponding class of shares of the Successor Fund that were equal in number and value to the shares of the Merged Fund held by the shareholder immediately prior to the Closing Date.